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July 19, 2021

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Omega Therapeutics, Inc.

20 Acorn Park Drive

Cambridge, MA 02140

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Omega Therapeutics, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND ELECTRONIC DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	David Burton

Kevin Vaughn

Jane Park

Suzanne Hayes

Re:	Omega Therapeutics, Inc. | Anticipated Price Range and Share-Based Compensation |

Registration Statement on Form S-1 (File No. 333-257794)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OMEGA THERAPEUTICS, INC.

July 19, 2021

Ladies and Gentlemen:

On behalf of our client, Omega Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company submitted the above-referenced Registration Statement on Form S-1 to the Commission on a confidential basis on May 10, 2021 (the “Draft Submission”), and subsequently submitted amendments to the Draft Submission to the Commission on June 22, 2021 and July 2, 2021. The Company filed the Registration Statement on Form S-1 (“Registration Statement”) with the Commission on July 9, 2021. The purpose of this letter is to respond to an outstanding comment relating to stock-based compensation that was provided to the Company in a letter from the Staff dated June 9, 2021 (the “Comment Letter”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by electronic delivery. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

24.

Once you have an estimated offering price or range, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including the stock options, warrants and other stock-based compensations, as well as beneficial conversion features. Please discuss with the staff how to submit your response.

Estimated Preliminary Initial Public Offering (the “IPO”) Price Range

The Company advises the Staff that it currently anticipates that the price range for the IPO will be within the range of $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of July 31, 2020, March 18, 2021 and April 30, 2021. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is an allocation methodology based on a combination of probability-weighted expected return method (“PWERM”) and option pricing method (“OPM”).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OMEGA THERAPEUTICS, INC.

July 19, 2021

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option grant, considered multiple future-event scenarios: IPO scenario and a sale scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all preferred stock would convert into common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. In each valuation, the probability-weighted IPO scenario and the sale scenario were based on the Company’s assessment of its pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

	IPO Scenario				Sale Scenario				Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting		DLOM		Probability Weighting		DLOM
July 31, 2020	[***]	%	[***]	%	[***]	%	[***]	%	$0.68
March 18, 2021 (a)	[***]	%	[***]	%	[***]	%	[***]	%	$1.50
April 30, 2021 (b)	[***]	%	[***]	%	[***]	%	[***]	%	$1.73

(a)	Short-term IPO Scenario: Probability Weighting was [***]% and DLOM was [***]%
Long-term IPO Scenario: Probability Weighting was [***]% and DLOM was [***]%
(b)	Short-term IPO Scenario: Probability Weighting was [***]% and DLOM was [***]%
Long-term IPO Scenario: Probability Weighting was [***]% and DLOM was [***]%

Using these valuations, the Company made the following option grants:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Options
September 30, 2020	3,241,687	$0.68	$0.68	$0.45
March 29, 2021	8,279,000	$1.50	$1.50	$1.03
May 6, 2021	466,000	$1.73	$1.73	$1.18

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OMEGA THERAPEUTICS, INC.

July 19, 2021

July 31, 2020 Valuation

The Board relied, in part, on the results of the July 31, 2020 valuation in its determination of the fair value of common stock of $0.68 per share as of September 30, 2020, when it granted options for the purchase of up to 3,241,687 shares of common stock to employees. The July 31, 2020 valuation was prepared taking into account the Company’s issuances of Series B preferred stock from January 27, 2020 to August 3, 2020 at a price of $1.50 per share, for aggregate proceeds of $48.6 million. In particular, the July 31, 2020 valuation determined the Company’s aggregate equity value using an OPM backsolve approach that was based on the $1.50 price paid per share of its Series B preferred stock in the contemporaneous, arm’s-length transactions with new and existing investors.

The Company’s probability-weighting of the IPO scenario was [***]% as of July 31, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term for three principal reasons. At that time:

•	the Company was waiting on study results to declare its first development candidate;

•

the COVID-19 pandemic had resulted in wide-ranging and severe impacts upon financial markets, including stock markets worldwide and initially disrupted and brought uncertainty to the IPO market for several months; and

•	the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by the Company at its early stage.

Between July 31, 2020 and September 30, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $0.68 per share from July 31, 2020 to September 30, 2020.

March 18, 2021 Valuation

The Board relied, in part, on the results of the March 18, 2021 valuation in its determination of the fair value of common stock of $1.50 per share as of March 29, 2021, when it granted options for the purchase of 8,279,000 shares to employees and a director. The March 18, 2021 valuation was prepared taking into account the Company’s issuances of Series C preferred stock from March 4, 2021 to March 17, 2021 at a price of $3.00 per share, for aggregate proceeds of $125.5 million. In particular, the March 18, 2021 valuation determined the Company’s aggregate equity value using an OPM backsolve approach that was based on the $3.00 price paid per share of its Series C preferred stock in the contemporaneous, arm’s-length transactions with new and existing investors.

The principal factors contributing to the increase in the fair value of common stock from the July 31, 2020 valuation to the March 18, 2021 valuation were primarily due to the preferred stock share price increase from $1.50 per share of the Series B to $3.00 per share of the Series C and the increase by management and the Board in the probability-weighting of the IPO scenario to [***]%, reflecting progress made by the Company since September 30, 2020, including the following:

•	On January 13, 2021, the Company declared its first development candidate, OTX-2002 for the treatment of MYC-Driven hepatocellular carcinoma, advancing its development programs; and

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OMEGA THERAPEUTICS, INC.

July 19, 2021

•	in March 2021, the Company started preliminary discussions with the underwriters of the IPO.

The Company’s probability-weighting of the short-term IPO scenario was [***]% and long-term IPO scenario was [***]% as of March 18, 2021 due primarily to the significant uncertainty of successfully executing an IPO in the near term for two principal reasons. At that time:

•	the Company was waiting on additional study results; and

•	the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by the Company at its early stage.

April 30, 2021 Valuation

The Board relied, in part, on the results of the April 30, 2021 valuation in its determination of the fair value of common stock of $1.73 per share as of May 6, 2021, when it granted options for the purchase of an aggregate of 466,000 shares to employees. The principal factor contributing to the increase in the fair value of common stock from the March 18, 2021 valuation to the April 30, 2021 valuation was the increase by management and the Board in the probability weighting of the IPO scenario to [***]%, reflecting progress made by the Company since March 29, 2021, including the following:

•	On April 5, 2021, the Company held its IPO organizational meeting with its management, underwriters and advisors.

The Company’s probability-weighting of the short-term IPO scenario was [***]% and long-term IPO scenario was [***]% as of May 6, 2021 due primarily to the significant uncertainty of successfully executing an IPO in the near term as the Company still had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by the Company at its early stage.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to July 9, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OMEGA THERAPEUTICS, INC.

July 19, 2021

The Company believes that the difference between the fair value of its common stock as of May 6, 2021 of $1.73 per share and the $[***] midpoint of the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 6, 2021, the date of the Company’s most recent determination of the fair value of its common stock.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the April 30, 2021 valuation, the probability weighting of the IPO scenario was [***]%. If the Company had instead applied a weighting of 100% to the short-term IPO scenario, the fair value of the Company’s common stock in the April 30, 2021 valuation would have been $[***] per share (before giving effect to any DLOM), rather than $1.73 per share.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the April 30, 2021 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding preferred stock of the Company will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since May 6, 2021, ten biotechnology companies completed IPOs, suggesting a potentially favorable market for companies similar to the Company in executing and completing IPOs.

•

From June 7, 2021 to June 23, 2021, the Company held more than 47 ” testing-the-waters” meetings, the first of any such meetings, at which the Company received initial positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters at a meeting with the Company on June 23, 2021.

•	On July 9, 2021, the Company’s Board approved pursuing the IPO on the timeline currently contemplated.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

In conclusion, the Company respectfully submits that the deemed per share fair values of common stock used as the basis for determining stock-based compensation expense in connection with its grants of equity awards, as well as the differences between the recent valuations of its common stock and the midpoint of the Preliminary Price Range, are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OMEGA THERAPEUTICS, INC.

July 19, 2021

The Company respectfully requests that the information contained in this letter be treated as confidential information and that the Commission provide timely notice to Mahesh Karande, President and Chief Executive Officer, Omega Therapeutics, Inc., 20 Acorn Park Drive, Cambridge, MA 02140, (617) 949-4360, before it permits any disclosure of the underlined and highlighted information contained in this letter.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (617) 948-6027. Thank you for your assistance.

Sincerely,

/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	Mahesh Karande, President and Chief Executive Officer, Omega Therapeutics, Inc.

Roger Sawhney. M.D., Chief Financial Officer, Omega Therapeutics, Inc.

Peter N. Handrinos, Latham & Watkins LLP

Seo Salimi, Goodwin Procter LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OMEGA THERAPEUTICS, INC.